UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

23343Q100

(CUSIP Number)

Christopher Kersey

Manager

2100 McKinney Ave, Suite 1760

Dallas, Texas 75201

Tel: (214) 420-3481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON Havencrest Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 15,662,794 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 15,662,794 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 15,662,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 21.0%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 15,662,794 shares of Common Stock (as defined herein) for which TOI HC I, LLC is the record owner and excludes 3,325,177 Earnout Shares (as defined herein) that may be issued to TOI HC I, LLC pursuant to the Merger Agreement (as defined herein). Havencrest Healthcare Partners, L.P. may be deemed to have beneficial ownership of the shares directly held by TOI HC I, LLC. Havencrest Healthcare Partners GP, LLC controls Havencrest Healthcare Partners, L.P.

(2)

Based on 74,455,497 shares of Common Stock of the Issuer (as defined herein) outstanding as of May 16, 2022, as reported in the Issuer’s proxy statement filed on Schedule 14A with the Securities and Exchange Commission on June 3, 2022.

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON Havencrest Healthcare Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 15,662,794 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 15,662,794 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 15,662,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 21.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Consists of 15,662,794 shares of Common Stock for which TOI HC I, LLC is the record owner and excludes 3,325,177 Earnout Shares that may be issued to TOI HC I, LLC pursuant to the Merger Agreement. Havencrest Healthcare Partners, L.P. may be deemed to have beneficial ownership of the shares directly held by TOI HC I, LLC. Havencrest Healthcare Partners GP, LLC controls Havencrest Healthcare Partners, L.P.

(2)	Based on 74,455,497 shares of Common Stock of the Issuer outstanding as of May 16, 2022.

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON TOI HC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 15,662,794 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 15,662,794 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 15,662,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 21.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	TOI HC I, LLC is the record owner of the shares and this amount excludes 3,325,177 Earnout Shares that may be issued to TOI HC I, LLC pursuant to the Merger Agreement.
(2)	Based on 74,455,497 shares of Common Stock of the Issuer outstanding as of May 16, 2022.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 22, 2021 (the “Original Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented with the following:

The Reporting Persons have engaged in shareholder discussions with the Issuer’s CEO and Chairman of the Board concerning the operations, corporate governance, composition of the Issuer’s board of directors, board refreshment, which may include adding a representative of the Reporting Persons, and future strategic and capital allocation plans of the Issuer. The Reporting Persons have also had separate conversations with individual shareholders of the Issuer, during which they discussed the Issuer’s performance and governance.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the beneficially owned shares of the Issuer’s Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purposefully refusing to attend meetings of stockholders of the Issuer, engaging in communications with the Issuer’s management and board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of the Issuer’s Common Stock, selling some or all of their beneficially owned shares of the Issuer’s Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Issuer’s Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby amended and restated as follows:

(a) Based on the 74,445,497 shares of the Issuer’s Common Stock outstanding as of May 16, 2022, as reported in the Issuer’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 3, 2022, the shares of Common Stock held by the Reporting Persons constitute 21.0% of the outstanding shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

The shares of the Issuer’s Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 3 above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2022	HAVENCREST HEALTHCARE PARTNERS, L.P.

By: Havencrest Healthcare Partners GP, LLC, its general partner

	By:	/s/ Christopher W. Kersey
	Name:	Christopher W. Kersey
	Title:	Manager and President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2022	HAVENCREST HEALTHCARE PARTNERS GP, LLC

	By:	/s/ Christopher W. Kersey
	Name:	Christopher W. Kersey
	Title:	Manager and President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2022	TOI HC I, LLC

	By:	/s/ Christopher W. Kersey
	Name:	Christopher W. Kersey
	Title:	Manager